Exhibit 15.3

Consolidated Financial Statements

MALT LNG Holdings ApS

December 31, 2012

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

MALT LNG Holdings ApS:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of MALT LNG Holdings Aps (and its subsidiaries), which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of income (loss), shareholders’ equity (deficiency), and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of MALT LNG Holdings ApS (and its subsidiaries) as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 15, 2013

MALT LNG HOLDINGS APS

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in U.S. Dollars)

	Year Ended December 31, 2012 $	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011 $

VOYAGE REVENUES (note 8)	169,637,168	—

OPERATING EXPENSES
Voyage expenses	1,101,056	—
Vessel operating expenses (note 10b)	26,138,918	—
Depreciation and amortization (notes 4 and 5)	38,242,059	—
General and administrative (note 10b)	9,996,377	1,602,700

Total operating expenses	75,478,410	1,602,700

Income (loss) from operations	94,158,758	(1,602,700)

OTHER ITEMS
Interest income	137,678	—
Interest expense	(19,008,892)	—
Foreign exchange loss	(21,478)	—
Other income	554,086	—

Total other items	(18,338,606)	—

Net income (loss) before income tax expense	75,820,152	(1,602,700)
Income tax expense	149,158	—

Net income (loss)	75,670,994	(1,602,700)

See accompanying notes to the consolidated financial statements.

Refer to note 9 for related party transactions.

MALT LNG HOLDINGS APS

CONSOLIDATED BALANCE SHEETS

(in U.S. Dollars)

	As at December 31, 2012 $	(unaudited) As at December 31, 2011 $

ASSETS

Current assets
Cash	47,887,391	—
Accounts receivable and accrued revenue	6,885,344	—
Prepaid expenses and deferred debt issuance costs	2,868,803	—

Total current assets	57,641,538	—

Long-term assets
Vessels and equipment (note 4)	1,422,706,351	—
Intangible assets (note 5)	7,477,080

Total assets	1,487,824,969	—

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable	800,116	—
Accrued liabilities (note 6)	5,090,255	—
Due to related parties (note 10d)	5,120,632	1,595,095
Short-term debt (note 7)	998,095,200	—
Current portion of in-process revenue contracts (note 8)	17,366,000	—
Deferred revenues	8,875,365	—

Total current liabilities	1,035,347,568	1,595,095

Long-term liabilities
Long-term deferred revenues	3,497,328	—
In-process revenue contracts (note 8)	97,998,423	—

Total liabilities	1,136,843,319	1,595,095

Shareholders’ equity (deficiency)
Share capital (note 9)	83,357	7,605
Additional paid-in capital (note 9)	276,829,999	—
Retained earnings (deficit)	74,068,294	(1,602,700)

Total shareholders’ equity (deficiency)	350,981,650	(1,595,095)

Total liabilities and shareholders’ equity	1,487,824,969	—

See accompanying notes to the consolidated financial statements.

MALT LNG HOLDINGS APS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. Dollars)

	Year Ended December 31, 2012 $	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011 $

OPERATING ACTIVITIES
Net income (loss)	75,670,994	(1,602,700)

Non-cash items:
Depreciation and amortization	38,242,059	—
Amortization of in-process revenue contracts	(20,515,577)	—
Amortization of deferred debt issuance costs included in interest expense	2,810,474	—
Change in operating assets and liabilities (note 11)	17,471,551	1,595,095

Net operating cash flow	113,679,501	(7,605)

FINANCING ACTIVITIES
Proceeds on issuance of short-term debt	1,063,095,200	—
Scheduled repayments of short-term debt	(65,000,000)	—
Equity contribution from shareholders	276,905,751	7,605
Debt issuance costs	(5,042,320)	—

Net financing cash flow	1,269,958,631	7,605

INVESTING ACTIVITIES
Acquisition of MALT LNG Transport ApS, net of cash assumed of $10.8 million (note 2)	(1,335,750,741)	—

Net investing cash flow	(1,335,750,741)	—

Increase in cash	47,887,391	—
Cash, beginning of the year	—	—

Cash, end of the year	47,887,391	—

Supplemental cash flow information (note 11)

See accompanying notes to the consolidated financial statements.

MALT LNG HOLDINGS APS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(in U.S. Dollars except for number of shares)

	Number of Common Shares	Share Capital $	Additional Paid-In Capital $	(Deficit) / Retained Earnings $	Total Shareholders’ Equity (Deficiency) $
Issuance of common stock	80,000	7,605	—	—	7,605
Net loss	—	—	—	(1,602,700)	(1,602,700)

Balance as at December 31, 2011 (unaudited)	80,000	7,605	—	(1,602,700)	(1,595,095)

Issuance of common stock	420,000	75,752	276,829,999	—	276,905,751
Net income	—	—	—	75,670,994	75,670,994

Balance as at December 31, 2012	500,000	83,357	276,829,999	74,068,294	350,981,650

See accompanying notes to the consolidated financial statements.

MALT LNG HOLDINGS APS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or US GAAP). These consolidated financial statements include the accounts of MALT LNG Holdings ApS, which is incorporated under the laws of Denmark, and its wholly owned subsidiaries (collectively, the Company). The following is a list of MALT LNG Holdings ApS subsidiaries:

Name of Significant Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
MALT LNG Transport ApS	Denmark	100%
Meridian Spirit ApS	Denmark	100%
Magellan Spirit ApS	Denmark	100%
Membrane Shipping Ltd.	Republic of The Marshall Islands	100%
MALT Singapore Pte. Ltd.	Singapore	100%

Intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was March 15, 2013.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income (loss).

Operating revenues and expenses

The lease element of time-charters and bareboat charters accounted for as operating leases are recognized by the Company daily over the term of the charter as the applicable vessel operates under the charter. The Company recognizes revenues from the non-lease element of time-charter contracts daily as services are performed. The Company does not recognize revenues during days that the vessel is off-hire.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

Business Combinations

The Company uses the acquisition method of accounting for business combinations and recognizes asset acquired and liabilities assumed measured at their fair values on the date acquired. The fair values of the assets and liabilities acquired are determined based on the Company’s valuation. The valuation involves making significant estimates and assumptions which are based on detailed financial models including the projection of future cash flows, the weighted average cost of capital and any cost saving that are expected to be derived in the future.

Cash

The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash.

Vessels and equipment

The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standards required to properly service the Company’s customers are capitalized.

MALT LNG HOLDINGS APS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 35 years for liquefied natural gas (or LNG) carriers, from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 35 years.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Generally, the Company dry docks each of its vessels every five years. In addition, a shipping society classification intermediate survey is performed on the Company’s LNG carriers between the second and third year of the five-year dry-docking period. The Company capitalizes certain costs incurred during dry docking and for the survey and amortizes those costs on a straight-line basis from the completion of a dry docking or intermediate survey over the estimated useful life of the dry dock. The Company includes in capitalized dry docking those costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve operating efficiency or extend the useful lives of the assets.

Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, relating to bank loan facilities are deferred and amortized using the effective interest rate method over the term of the relevant loan. Amortization of deferred debt issuance is included in interest expense.

Intangible assets

The Company’s finite life intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time-charters. Finite life intangible assets are assessed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Income taxes

The legal jurisdictions in which the Company’s Marshall Island and Singapore subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company’s Danish subsidiaries are subject to the Danish Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days in the taxable period that the vessel is at the Company’s disposal, excluding time required for repairs.

The Company accounts for income taxes using the liability method which requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2012 and December 31, 2011, the Company did not have any material accrued interest and penalties relating to income taxes.

2. Business Combination

On February 28, 2012, the Company acquired six LNG carriers through the purchase of all outstanding capital stock of MALT LNG Transport ApS (formerly Maersk LNG Transport A/S), from Denmark-based A.P. Moller-Maersk A/S (or Maersk), for approximately $1.3 billion. The acquisition was financed with $1.06 billion from secured loan facilities and $265.7 million from the issuance of common stock to its shareholders. Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport, Ltd. are joint venture partners holding interest in the Company of 52% and 48%, respectively.

The Company’s acquisition was accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities have been determined with the assistance of third-party valuation specialists and were finalized during the year. The operating results of MALT LNG Transport ApS are reflected in the Company’s consolidated financial statements from February 28, 2012, the effective date of acquisition. During December

MALT LNG HOLDINGS APS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2012, the Company recognized $169.6 million of revenue and $83.9 million of net income resulting from this acquisition. In addition, the Company incurred $1.9 million and $1.1 million of acquisition-related expenses for the year ended December 31, 2012 and from incorporation date October 17, 2011 to December 31, 2011, respectively, which are reflected in general and administrative expenses.

The following table summarizes the fair values of the assets and liabilities acquired, assumed by the Company at February 28, 2012:

As at February 28, 2012 $

ASSETS
Cash	10,800,259
Other current assets	24,371,972
Vessels and equipment	1,458,075,490
Intangible assets	10,350,000

Total assets acquired	1,503,597,721

LIABILITIES
Current liabilities	17,488,161
Deferred revenues	3,678,560
In-process revenue contracts	135,880,000

Total liabilities assumed	157,046,721

Net assets acquired	1,346,551,000

Cash consideration	1,346,551,000

3. Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash – The fair value of the Company’s cash approximates its carrying amounts reported in the consolidated balance sheets.

Short-term debt – The fair values of the Company’s variable-rate short-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis.

		December 31, 2012		(unaudited) December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Cash	Level 1	47,887,391	47,887,391	—	—
Short-term debt (note 7)	Level 2	(998,095,200)	(998,095,200)	—	—

MALT LNG HOLDINGS APS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. Vessels and Equipment

	Cost $	Accumulated depreciation $	Net book value $
Balance, December 31, 2011 (unaudited)	—	—	—
Acquisition of MALT LNG Transport ApS	1,458,075,490	—	1,458,075,490
Depreciation	—	(35,369,139)	(35,369,139)

Balance, December, 31 2012	1,458,075,490	(35,369,139)	1,422,706,351

5. Intangible Assets

As at December 31, 2012 intangible assets consisted of one time-charter contract with an amortization period of 3.1 years. The carrying amount of intangible assets for the Company is as follows:

	December 31, 2012 $	(unaudited) December 31, 2011 $
Gross carrying amount	10,350,000	—
Accumulated amortization	(2,872,920)	—

Net carrying amount	7,477,080	—

Amortization expense of intangible assets is $2.9 million for the year ended December 31, 2012. Amortization of intangible assets for the three years following 2012 is expected to be $3.2 million (2013), $3.4 million (2014) and $0.9 million (2015).

6. Accrued Liabilities

	December 31, 2012 $	(unaudited) December 31, 2011 $
Voyage and vessel accruals	3,219,600	—
Interest accruals	1,236,143	—
Audit, legal and other general accruals	401,713	—
Income taxes payable and other	232,799	—

	5,090,255	—

7. Short-term Debt

	December 31, 2012 $	(unaudited) December 31, 2011 $
U.S. Dollar denominated debt due through 2013	998,095,200	—

As at December 31, 2012, the Company had a U.S. Dollar-denominated term loan outstanding in the amount of $519.0 million. This loan has quarterly interest payments based on LIBOR plus margins ranging between 2.40% and 3.00% and a bullet repayment of $519.0 million due at maturity on August 6, 2013. The term loan is collateralized by shares and earnings of the Company’s vessel owning subsidiaries.

As at December 31, 2012, the Company had a U.S. Dollar-denominated term loan outstanding in the amount of $479.1 million. This loan has monthly interest payments based on LIBOR plus 0.35% and a bullet repayment of $479.1 million due at maturity on August 6, 2013. The term loan is collateralized by shares and earnings of the Company’s vessel owning subsidiaries.

The weighted-average effective interest rate for the Company’s short-term debt outstanding as at December 31, 2012 was 1.71%.

MALT LNG HOLDINGS APS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company expects to refinance its existing debt facility maturing in August 2013 with two long-term project facilities secured by the Woodside Donaldson and the Meridian Spirit vessels for an aggregate amount of approximately $350 million. The remaining refinancing is expected to be obtained through a medium term facility, secured by the Marib Spirit, Arwa Spirit, Methane Spirit and Magellan Spirit as well as through several guarantees from the joint venture partners based on their relative share holdings. The total amount of debt refinanced is anticipated to be $980 million, resulting in a $20 million shortfall compared to the debt maturing on the existing facility. This shortfall will be covered through operating cash flows and existing cash resources in the Company.

8. In-process Revenue Contracts

As part of the Company’s acquisition of MALT LNG Transport ApS the Company assumed certain LNG charter contracts with terms that were less favorable than the then prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the estimated remaining terms of the contracts on a weighted basis based on the projected revenue to be earned under the contracts and are recorded as part of voyage revenues in the Company’s consolidated statements of income (loss).

As at December 31, 2012 in-process revenue contracts consisted of five time-charter contracts with a weighted-average amortization period of 14.5 years. The carrying amount of in-process revenue contracts for the Company is as follows:

	December 31, 2012 $	(unaudited) December 31, 2011 $
Gross carrying amount	135,880,000	—
Accumulated amortization	(20,515,577)	—

Net carrying amount	115,364,423	—

Less current portion	17,366,000	—

	97,998,423	—

Amortization for the five years following 2012 is expected to be $17.4 million (2013), $6.7 million (2014), $6.7 million (2015), $6.7 million (2016), $6.7 million (2017) and $71.2 million (thereafter).

9. Share Capital

On October 17, 2011, the Company issued 80,000 shares of its common stock. The aggregate proceeds to the Company were $7,605. The Company used these proceeds to pay for legal fees associated with incorporating the Company.

On February 24, 2012, the Company issued 420,000 shares of its common stock. The aggregate proceeds to the Company were $276.9 million, of which $276.8 million was in excess of the par value and recognized as additional paid-in capital. The Company used these proceeds primarily to acquire a 100% interest in MALT LNG Transport ApS on February 28, 2012 from Maersk.

	December 31, 2012 $	(unaudited) December 31, 2011 $
Authorized
500,000 Common shares, with a par value of $0.167 each
Issued and outstanding
500,000 Common shares	83,357	7,605

10. Related Party Transactions

a.	Teekay Luxembourg S.a.r.l. and Scarlet LNG Transport, Ltd. are joint venture partners holding ownership interest in the Company of 52% and 48%, respectively. Marubeni Corporation is the ultimate parent company of Scarlet LNG Transport, Ltd. and Teekay Corporation is the ultimate parent company of Teekay Luxembourg S.a.r.l.

b.

The Company and certain of its operating subsidiaries have entered into service agreements with Teekay Shipping Ltd., a wholly-owned subsidiary of Teekay Corporation to which Teekay Shipping Ltd. provides the Company and its subsidiaries

MALT LNG HOLDINGS APS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

with corporate and technical ship management services. In addition, crew training services and transition related services were provided to the Company by Teekay Shipping Ltd. These services are measured at the exchange adjustment amount between the parties. For the periods indicated, these related party transactions were as follows:

	Year Ended December 31, 2012 $	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011 $
Crew training expenses included in vessel operating expenses	371,582	—

Ship management services included in general and administrative	1,661,202	—
Corporate services included in general and administrative	1,025,000	—
Transition services included in general and administrative	2,100,000	—

c.	From time to time, other payments are made by affiliates on behalf of the Company that are not specific to any agreements described above.

d.	The amounts due to related parties are non-interest bearing, unsecured and have no fixed repayment terms. The Company did not incur interest expense from related party balances during the year ended December 31, 2012 and from incorporation date on October 17, 2011 to December 31, 2011. Balances with related parties are as follows:

	Year Ended December 31, 2012 $	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011 $
Teekay Shipping Limited	4,638,665	1,595,095
Teekay Corporation	365,235	—
Other related parties	116,732	—

	5,120,632	1,595,095

11. Supplemental Cash Flow Information

a.	The changes in operating assets and liabilities for year ended December 31, 2012 and from the date of incorporation October 17, 2011 to December 31, 2011 are as follows:

	Year Ended December 31, 2012 $	(unaudited) From Incorporation Date October 17, 2011 to December 31, 2011 $
Accounts receivable	13,935,536	—
Prepaid expenses	2,914,134	—
Accounts payable	(5,071,155)	—
Accrued liabilities	6,112,933	—
Due to related parties	3,525,537	1,595,095
Deferred revenues	(3,945,434)	—

	17,471,551	1,595,095

MALT LNG HOLDINGS APS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	During the year ended December 31, 2012 and from the date of incorporation on October 17, 2011 to December 31, 2011 cash paid for interest on short-term debt was $14.7 million and nil, respectively.

12. Operating Leases

As at December 31, 2012, the minimum scheduled future revenues in the next five years to be received by the Company for the lease and non-lease elements under charters are approximately $191.5 million (2013), $188.9 million (2014), $157.2 million (2015), $135.4 million (2016) and $108.1 million (2017).

Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2012, revenue from unexercised option periods or contracts that existed on December 31, 2012 or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.